Exhibit 99.3

KPMG LLP Suite 500 191 West Nationwide Boulevard Columbus, OH 43215-2568	Telephone 614 249 2300 Fax 614 249 2348

Independent Accountants’ Report

Board of Directors

Bank One, National Association (Columbus, Ohio):

We have examined management’s assertion, included in the accompanying Assertion by Bank One, National Association (Columbus, Ohio) (the “Company”), that the Company complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (“USAP”) as of and for the year ended December 31, 2003, insofar as that assertion relates to the Bank One HELOC Asset Backed Certificates Series 1999-1 (the “Certificates”). Management is responsible for the Company’s compliance with those minimum servicing standards. Our responsibility is to express an option on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test bases, evidence about the Company’s compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the minimum servicing standards.

In our opinion, management’s assertion that the Company complied with the aforementioned minimum servicing standards of the Certificates, during the year ended December 31, 2003, is fairly stated, in all material respects.

Columbus, Ohio

March 12, 2004

Assertion by Bank One, National Association (Columbus, Ohio)

As of and for the year ended December 31, 2003, Bank One, National Association (Columbus, Ohio) (the “Company”) complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers solely as they relate to the Banc One HELOC Asset Backed Certificates Series 1999-1. As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $50,000,000 and an errors and omissions policy in the aggregate amount of $100,000,000 and $1,000,000 per home equity loan.

/S/ RANDY J. REDCAY	/S/ CORRINE M. BURGER

Randy J. Redcay First Vice President	Corrine M. Burger Retail Controller and Sr. Vice President